EXHIBIT 99.1

Tantech's U.S. Subsidiary Signs $5 Million Sales Contract

LISHUI, China, December 27, 2024 – Tantech Holdings Ltd (NASDAQ: TANH) ("Tantech" or the "Company") today announced that, on December 26, 2024, its U.S. subsidiary, Gohomeway Group Inc, signed an annual purchase agreement with Heidi Enterprise Group for the period of January 2025 to December 2025. Under the terms of the agreement, Heidi Enterprise Group will procure flooring products worth $400,000 to $500,000 monthly, totaling $5 million annually, from Gohomeway Group Inc.

This agreement marks a milestone in Tantech's successful expansion into the U.S. market. Tantech’s CEO, Wangfeng Yan, stated, "The substantial progress achieved in our construction materials sales in the U.S. reflects our commitment to market growth. We will continue to strengthen our efforts to expand operations in the U.S., aiming to establish a robust market ecosystem that is planned to include a comprehensive distribution network and franchise system through the operations of Gohomeway Group Inc."

About Tantech Holdings Ltd

For the past decade, Tantech has been a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. Since 2017, when the Company acquired 70% of Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, it has manufactured and sold vehicles. The Company established two new subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., in November 2020, to produce and sell street sweepers and other electric vehicles. The Company is fully ISO 90000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its products and scientific research efforts. The Company's subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. For more information, please visit: https://tanhtech.com.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tantech Holdings Ltd

Investor Relations

Tel: +86 (578) 226-2305

ir@tantech.cn